02018895

VF 4-2-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40053

MAR 12 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shone Associates, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 S. High Street
(No. and Street)

West Chester (City) PA (State) 19382-3337 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

9A 022939
SHONE ASSOCIATES, LTD.
MICHAEL W. SHONE, PRESIDENT
2600 W 7TH STREET - STE A
WILMINGTON, DE 19805

INDE ... ACCOUNTANT whose opinion is contained in this Report*

Cover + Rossiter, P.A.
(Name — if individual, state last, first, middle name)

62 Rockford Road Wilmington, DE 19806-1004
(Addr...) (City) (State) Zip Code)

CHEC...

X ... c Accountant - Certified Public Accountant
... tant
... t resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claim ... the requirement that the annual report be covered by the opinion of an independent public accountant must ... ement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Shone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shone Associates LTD., as of 2/28, 19 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Mary Anne Rodriguez

Notary Public

My commission expires July 8, 2002

Sworn to and subscribed before me this 28th day of February 2002

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Computation of Aggregate Indebtedness

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVER+ROSSITER P.A.

Certified Public Accountants & Advisors
The plus is added value.

Shone Associates, Ltd.
300 S. High Street
West Chester, PA 19382-3337

We have reviewed Form X-17A-5 for the year ended December 31, 2001, and, in our opinion, the Certification of Exclusion from Membership (Form SIPC-3) is consistent with the income reported. This is for requirement "M".

Cover & Rossiter, P.A.
Certified Public Accountants

62 Rockford Road • Wilmington, DE 19806-1004
(302) 656-6632 • (800) 656-6632 • Fax: (302) 656-0351
Web Site: www.CoverRossiter.com

SHONE ASSOCIATES, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED
FOCUS REPORTS FOR DECEMBER 31, 2001

There were no material differences between the audit report and the fourth quarter's filing of Form X-17A-5, Part IIA, for the computation of net capital under 15c3-1 and the computation for determination of the reserve requirement under Exhibit A of 15c3-3.

COVER+ROSSITER P.A.

Certified Public Accountants & Advisors
The plus is added value.

February 11, 2002

To the Board of Directors
Shone Associates, Ltd.
West Chester, Pennsylvania

We have audited the financial statements of Shone Associates, Ltd. for the year ended December 31, 2001 and have issued our report hereon dated February 11, 2002. As part of our examination, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The objective of an internal control structure is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of the internal control structure should not exceed the benefits derived and also recognizes estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of the internal control structure of a company. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistake of judgment, carelessness or other personal factors. Control procedures, which effectiveness depends upon segregation of duties, can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of the internal control structure to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the Company's internal control structure for the year ended December 31, 2001 was made for the purpose set forth in the first paragraph above, and it would not necessarily disclose all weaknesses in the system. However, such study and evaluation disclosed no conditions that we believe to be material weaknesses.

We consent to the use of this opinion with the filing of the report of Shone Associates, Ltd. with the Securities and Exchange Commission of Form X-17A-5.

Respectfully submitted,

Cover & Rossiter PA

COVER & ROSSITER, P.A.

62 Rockford Road • Wilmington, DE 19806-1004
(302) 656-6632 • (800) 656-6632 • Fax: (302) 656-0351
Web Site: www.CoverRossiter.com

SHONE ASSOCIATES, LTD.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

WITH
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

COVER+ROSSITER P.A.
Certified Public Accountants & Advisors
The plus is added value.

INDEPENDENT AUDITORS' REPORT

Michael Shone
Shone Associates, Ltd.
West Chester, Pennsylvania

We have audited the statements of financial condition, computations of net capital, basic net capital requirements and aggregate indebtedness of Shone Associates, Ltd. as of December 31, 2001 and 2000, and the related statements of income, changes in ownership equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements' presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shone Associates, Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cover & Rossiter PA
Certified Public Accountants

February 11, 2002

62 Rockford Road • Wilmington, DE 19806-1004
(302) 656-6632 • (800) 656-6632 • Fax: (302) 656-0351
Web Site: www.CoverRossiter.com

SHONE ASSOCIATES, LTD.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS		
Cash	$ 18,719	$ 32,316
Accounts receivable	7,200	7,392
	$ 25,919	$ 39,708
LIABILITIES		
Accounts payable	$ 15,540	$ 24,254
STOCKHOLDER'S EQUITY		
CAPITAL STOCK		
Common stock - par value $1		
Authorized - 100 shares		
Issued and outstanding - 10 shares	10	10
ADDITIONAL PAID-IN CAPITAL	9,943	9,943
ACCUMULATED INCOME	426	5,501
	10,379	15,454
	$ 25,919	$ 39,708

See accompanying notes

SHONE ASSOCIATES, LTD.
COMPUTATIONS OF NET CAPITAL

	Year ended December 31, 2001	2000
Total ownership equity from statement of financial condition	$ 10,379	$ 15,454
Ownership equity not allowable for net capital	-	-
Total ownership equity qualified for net capital	10,379	15,454
Haircut on securities (computed, where applicable, pursuant to Rule 15C3-1(f))	(374)	(646)
NET CAPITAL	$ 10,005	$ 14,808

See accompanying notes

SHONE ASSOCIATES, LTD.
COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENTS

	Year ended December 31, 2001	Year ended December 31, 2000
MINIMUM NET CAPITAL	$ 1,037	$ 1,618
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER AND DEALER	$ 5,000	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 5,005	$ 9,808
EXCESS NET CAPITAL AT 1,000%	$ 8,451	$ 12,382

See accompanying notes

SHONE ASSOCIATES, LTD.
COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	Year ended December 31, 2001	Year ended December 31, 2000
TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 15,540	$ 24,254
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	155.32%	163.79%

See accompanying notes

SHONE ASSOCIATES, LTD.
STATEMENTS OF INCOME

	Year ended December 31, 2001		Year ended December 31, 2000	
INCOME				
Commission income	$	155,059	$	224,458
Interest		1,477		2,538
		156,536		226,996
EXPENSES				
Consulting		2,400		2,200
Fees		20,000		27,079
Insurance		274		274
Interest		-		7
Licenses		2,282		3,969
Miscellaneous		23		3
Taxes		125		65
		25,104		33,597
NET INCOME	$	131,432	$	193,399

See accompanying notes

SHONE ASSOCIATES, LTD.
STATEMENTS OF CHANGES IN OWNERSHIP EQUITY

	Year ended December 31,	
	2001	2000
BALANCE, BEGINNING OF YEAR	$ 15,454	$ 7,055
NET INCOME	131,432	193,399
DISTRIBUTIONS	136,507	185,000
BALANCE, END OF YEAR	$ 10,379	$ 15,454

See accompanying notes

SHONE ASSOCIATES, LTD.
STATEMENTS OF CASH FLOWS

INCREASE IN CASH AND CASH EQUIVALENTS	Year ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 155,251	$ 219,539
Interest received	1,477	2,538
Cash paid to suppliers	(33,818)	(16,869)
Net cash provided by operating activities	122,910	205,208
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders	(136,507)	(185,000)
Net cash used by financing activities	(136,507)	(185,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,597)	20,208
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	32,316	12,108
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 18,719	$ 32,316
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income	$ 131,432	$ 193,399
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	192	(4,919)
Increase (decrease) in accounts payable	(8,714)	16,728
	(8,522)	11,809
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 122,910	$ 205,208

See accompanying notes

SHONES ASSOCIATES, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED
FOCUS REPORTS FOR DECEMBER 31, 2001

STATEMENT OF FINANCIAL CONDITION

Line Reference #/	Description	Unaudited	Audited	Difference	Note
2B	Receivables from broker/dealers	$ 8,300	$ 7,200	$ (1,100)	1
4D	Other securities	30,380	18,719	(11,661)	1
14B/17	Accounts payable	28,302	15,540	(12,762)	1
23B	Common stock	9,944	9,943	(1)	2
23D	Retained earnings	425	426	1	2

COMPUTATION OF NET CAPITAL

Line Reference #/	Description	Unaudited	Audited	Difference	Note
9	Haircut	$ 608	$ 374	$ (234)	1
10	Net Capital	9,771	10,005	234	1

COMPUTATION OF NET CAPITAL REQUIREMENTS

Line Reference #/	Description	Unaudited	Audited	Difference	Note
11	Minimum net capital required	$ 1,886	$ 1,037	$ (849)	3
14	Excess net capital	4,771	5,005	234	3
15	Excess net capital at 1,000%	6,940	8,451	1,511	3

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line Reference #/	Description	Unaudited	Audited	Difference	Note
16	Total liabilities	$ 28,302	$ 15,540	$ (12,762)	1
20	Percentage of agg. indebtedness	290%	159%	-131%	3

Note 1: Original balances included a deposit in transit of $1,100 recorded as a receivable and outstanding checks of $12,762 recorded as payables.

Note 2: The differences are attributed to rounding.

Note 3: Originally the net capital requirements were calculated using liabilities of $28,302; audit adjustment to reclassify outstanding checks decreases liabilities to $15,540.

SHONE ASSOCIATES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NATURE OF OPERATIONS

Shone Associates, Ltd., a broker dealer company, is designed to facilitate certain payment arrangements with clients of a related entity, an investment consulting firm, which utilize directed commission (soft dollars) offset against its consulting fees.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Concentration of Credit Risk

Shone Associates, Ltd. has one investment firm that accounted for 75% of its revenue in 2001 and 33% in 2000.

Income Taxes

In 1995, Shone Associates, Ltd. elected to be taxed as a Subchapter S Corporation in accordance with Sections 1361-1379 of the Internal Revenue Code. This election was effective January 1, 1995. Under these sections, corporate income or loss is allocated to the stockholder for inclusion in his personal income tax return.

MINIMUM CAPITAL REQUIREMENTS

Under the rules and regulations of the Securities Exchange Act of 1934, Shone Associates, Ltd. as a broker dealer is required to maintain net capital equivalent to the greater of 6 2/3% of aggregate indebtedness or $5,000. The Company's net capital exceeded this minimum requirement by $4,771 at December 31, 2001 and $9,808 at December 31, 2000. The percentage of aggregate indebtedness to net capital was 159% and 164% on December 31, 2001 and 2000, respectively.

RELATED PARTY TRANSACTIONS

The sole shareholder of Shone Associates, Ltd. is also the sole shareholder of The Peirce Park Group. Shone Associates, Ltd. was formed to facilitate the operations of The Peirce Park Group. Substantially all of Shone Associates, Ltd. revenue will be generated from the operation of The Peirce Park Group. Shone Associates, Ltd. incurred $20,000 and $27,079 of consulting fees to The Peirce Park Group in 2001 and 2000, respectively. Shone Associates, Ltd. owed $5,000 and $-0- to The Pierce Park Group as of December 31, 2001 and 2000, respectively.